FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Exhibit Number	Description
99.1	News Release dated August 13, 2007 – KIMBER EXPLORES STRATEGIC AND FINANCIAL ALTERNATIVES

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By:/s/ " M.E. Hoole"

    M.E. Hoole
    Vice President & Corporate Secretary

Date   **August 13, 2007**



NEWS RELEASE

Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
    866 824 1100
f: 604 669 8577

w. www.kimberresources.com

KIMBER EXPLORES STRATEGIC AND FINANCIAL ALTERNATIVES

August 13, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources Inc. ("Kimber") announced today that its Board of Directors has initiated a process to explore various strategic and financial alternatives. This process may include, but is not limited to, the review of potential strategic partnerships, joint ventures, business combinations, or the potential sale of the company.

Blackmont Capital Inc. ("BCI") has been engaged as the exclusive financial advisor to assist Kimber and its Board of Directors in the evaluation of strategic and financial alternatives.

Kimber Resources Inc. holds a 100% interest in the Monterde and Setago properties located in the Sierra Madre of northern Mexico as well as the 6300 hectare Pericones silver property, which is located about 100 kilometres southwest of Mexico City in Estado de Mexico. All projects are free of royalties. On the Monterde property, the Company has two immediate objectives: to find and develop additional mineral resources & to advance the Carmen deposit to pre-feasibility. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, is oxidized and hosts the majority of the resources on Monterde. In addition to the Carmen deposit, two other deposits (Carotare and Veta Minitas) contain resources.

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Longe, P.Eng
President and CEO
Kimber Resources Inc.

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Jamie Boyden
Vice-President, Investment Banking
Blackmont Capital Inc.

Tel: (416) 864-2085
Fax: (416) 864-9151

Website: http://www.kimberresources.com
Email: news@kimberresources.com



Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.